Exhibit 99.2

AURORA CANNABIS INC.

Management’s Discussion & Analysis

For the three months ended June 30, 2023 and 2022

(in Canadian Dollars)

Management’s Discussion & Analysis

Table of Contents

Business Overview	3
Condensed Statement of Comprehensive Loss	5
Key Quarterly Financial and Operating Results	6
Key Developments During and Subsequent to Three Months Ended June 30, 2023	6
Financial Review	7
Liquidity and Capital Resources	14
Related Party Transactions	17
Critical Accounting Estimates	18
Change in Accounting Policies	18
Recent Accounting Pronouncements	19
Financial Instruments	19
Financial Instruments Risk	20
Summary of Outstanding Share Data	21
Historical Quarterly Results	22
Risk Factors	22
Internal Controls Over Financial Reporting	24
Cautionary Statement Regarding Forward-Looking Statements	25
Cautionary Statement Regarding Certain Non-GAAP Performance Measures	26

2  | AURORA CANNABIS INC.      Q1 2024 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended June 30, 2023

The following Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with both the Company’s annual audited consolidated financial statements as at and for the year ended March 31, 2023 (the “Annual Financial Statements”), and the condensed consolidated interim financial statements as at and for the three months ended June 30, 2023 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A has been prepared as of August 9, 2023 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

In 2022, the Company announced a change to its fiscal year end from June 30 to March 31. The Company filed a notice of change of year end on February 24, 2023 pursuant to Part 4 of NI 52-102. Consequently, the Company reported annual financial results for a nine-month transition period from July 1, 2022 to March 31, 2023. References to “fiscal 2024” or “FY 2024” are in respect of the twelve months ended March 31, 2024 and references to “fiscal 2023” or “FY 2023” are in respect of the nine months ended March 31, 2023.

Given the Company’s change in year-end and recent business transformation initiatives to realign its operational footprint and increase financial flexibility, this MD&A provides comparative disclosures for the first quarter ended June 30, 2023 (“Q1 2024”) to the fourth quarter of fiscal 2022 ended June 30, 2022 (“Q4 2022”) and to the third quarter of fiscal 2023 ended March 31, 2023 (“Q3 2023”). Management believes that these comparatives provide relevant and current information.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, Financial Statements, and Annual Financial Statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as “Milk Capital Corp.” Effective October 2, 2014, the Company changed its name to “Aurora Cannabis Inc.”. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 3498 - 63 Avenue, Leduc, Alberta, Canada, T9E 0G8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally, and the propagation of vegetables and ornamental plants.

The Company’s primary cannabis market opportunities are:

•	Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada, Germany, UK, Poland, and Australia. Aurora has established a leading market position in most of these countries; and

•	Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets.

On August 25, 2022, a wholly-owned subsidiary of the Company acquired a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America. The acquisition of a controlling interest in Bevo allows the Company to immediately benefit from a profitable, cash flow positive and growing business, and may have the potential to add long term value to Aurora's existing cannabis business via the application of Bevo's industry extensive propagation expertise.

Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability and cash flow in our core Canadian and international operations in order to build sustainable, long-term shareholder value.

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Medical leadership

Our established leadership in the Canadian and International medical markets positions us well for new regulated medical market openings, as well as potential U.S. federal legalization of medical cannabis. At the core of Aurora’s mid-term objective to deliver sustainable profitability and positive operating cash flow is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations.

Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of better than 60% with substantially better pricing power relative to the Canadian adult-use segment.

Our leadership in the International medical cannabis segment provides us with what we expect to be a high growth, profitable business segment that consistently delivers strong adjusted gross profit before fair value adjustments1. Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP (European Union Good Manufacturing Practices) and other key certificated cannabis production, are capabilities that we believe will us to succeed as new medical and recreational markets open.

Consumer

Leveraging our leading strength in science, cultivation and post-harvest processing, Aurora is building a profitable and growing Canadian consumer business. Advances in Aurora production related to cultivar breeding, cultivation, and post-harvest techniques have repositioned the Aurora flower portfolio to one that has the characteristics that consumers are looking for: high THC and terpene levels, and distinctive experiences. These advances have also driven significant improvement in per unit production costs with higher yields and consistent delivery of specification resulting in all-in per unit costs for Aurora’s new portfolio that are 30% or better improvement from our legacy cultivars. We believe this economic advantage will allow us to compete and make a profit in certain categories in which we currently do not operate. We have also refocused our innovation pipeline for efficient delivery of targeted new products and line extensions. The pace of innovation required to compete in the current Canadian consumer market is significant, with most new products delivering 80% of their lifetime value in the six to nine months following launch.

Combined, Aurora’s ability to deliver products that deliver exceptional customer value in all price tiers, while at the same time achieving strong contribution and gross margins, allows us to build towards a profitable and growing business and provides the know-how to leverage these lessons into future global consumer markets that are expected to open over the next few years.

Science leadership: Genetics, Breeding, Biosynthetics

We believe that our scientific leadership and ongoing investment in cannabis breeding and genetics provides Aurora with a strong competitive advantage in premium margin consumer and medical categories driven by what we believe to be our industry leading genetics and breeding program. Our breeding program, located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley, is driving revenues by injecting rotation and variety into our product pipeline and has delivered seventeen new proprietary cultivars to our product pipeline since June 2021. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles - critical attributes to delight consumers and deliver the effects patients are seeking. Cultivars like Farm Gas and Sourdough - launched in Canada in spring 2022, are now available to patients globally. These have now been launched in Europe and Australia and provide patients with some of the highest potency and most appealing offerings in those markets. Domestically, Aurora’s latest launches include Pink Diesel ’71, which averages at 27.6% THC, and Moon Berry, which is a novel 1:1 offering patients and consumers with a lower potency, more “sessionable” offering. Both cultivars, along with other new launches, Chemango Kush and Ponderosa Pine, are available now in our Canadian Consumer and Medical channels.

In addition, high quality and high potency cultivars that also deliver meaningful improvements in yield are setting Aurora up for long-term success with lower per gram cultivation costs. In selecting Aurora’s “next-generation” cultivars, we are able to set substantially higher minimum thresholds for yield which continue to drive up our overall production using the same cultivation footprint, improving our cultivation efficiency over time. This improvement allows us to produce top quality flower at industry leading margins. Our pipeline is now full at every stage of the breeding and selection cycle, and Aurora plans to continue to introduce new cultivars including new high THC, intensely aromatic flower, and new balanced cultivars.

Global and U.S. expansion

We believe that the global expansion of cannabis medical and recreational markets is just beginning. The Company believes its strengths in navigating complex regulatory environments, compliance, testing, cultivar breeding, genetic science, and cultivating high quality cannabis are essential strengths that create a repeatable, credible and portable process to new market development. These drive our current leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora and its partner won three of nine awarded tenders, representing all of the available dry flower tenders, in the French medical cannabis trial program, a large medical market expected to open fully in the next two years. In addition, Aurora is at the forefront of large developing federally legal consumer markets, with a leading position in the German medical market and as one of three domestic German producers, is well positioned as that country’s government works toward introducing consumer market legislation as early as 2025.

We also believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown, but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics, breeding, and biosynthetics, position us as a partner of choice, and to be successful in lucrative components of the cannabis value chain.

1Adjusted gross margin before fair value is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted Gross Margin” section for a reconciliation to IFRS equivalent.

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Plant Propagation

With the acquisition of Bevo in August 2022, Aurora moved into an adjacent segment of plant propagation. Building on the established record of profitable and positive cash flow, Aurora is accelerating the growth of plant propagation through the repurposing of Aurora Sky and Aurora Sun, which will open additional geographic regions for the existing propagation business, as well as allowing entry into the higher gross margin orchid business, one which is currently served in North America by lower-quality imports.

Financial leadership in a rapidly maturing industry

Aurora believes that profitable growth, positive cash flow, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical businesses, with country diversification, growth, and strong gross margins provide the foundation for profitability. Aurora has right sized selling, general & administration costs (“SG&A”), centralized and optimized production facilities, and leveraged the Company’s cultivar breeding success to shift the Company’s portfolio in the Canadian consumer business to products with higher gross margins.

Aurora has one of the strongest balance sheets in the Canadian cannabis industry with approximately $214.2 million of cash on hand as of July 31, 2023 and access to a shelf prospectus filed on April 27, 2023 (the “2023 Shelf Prospectus”) currently covering US$650.0 million of issuable securities. Of the U.S.$650 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$409 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result, approximately U.S.$241 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus.

Cash flow continues to improve with a reduction in cash used in operations. Excluding changes in non-cash working capital2, cash used in operating activities during the three months ended June 30, 2023 was $14.8 million compared to $37.5 million during the three months ended June 30, 2022, and minimal levels of capital expenditures. The Company’s plan to reduce costs by a further $40 million annualized before the end of fiscal 2024 is expected to continue to improve operating cash use over the next several quarters and support the Company’s initiative to achieve positive free cash flow during calendar year 2024.

Condensed Statements of Loss

The consolidated statements of loss and comprehensive loss and consolidated statements of cash flows for the previously reported Growery and Nordic, formerly part of the EU Cannabis operating segment are presented as discontinued operations, separate from the Company’s continuing operations. Certain prior period financial information on the consolidated statements of loss and comprehensive loss and the consolidated statements of cash flows have been updated to present Growery and Nordic as a discontinued operations, and has therefore been excluded from both continuing operations and results for all periods presented in this MD&A. This MD&A reflects only the results of continuing operations, unless otherwise noted.

The loss from discontinued operations included in the consolidated statement of loss and comprehensive loss was $6.1 million for the three months ended June 30, 2023 compared to a loss from discontinued operations of $1.8 million for the three months ended June 30, 2022.

	Three months ended
($ thousands)	June 30, 2023	March 31, 2023(2)	June 30, 2022(2)
Net revenue (1a)	$75,110	$64,043	$50,116
Gross profit (loss) before FV adjustments (1b)	$13,703	$20,698	$4,822
Gross profit	$25,035	$18,531	$7,130
Operating expenses	$41,149	$50,370	$67,214
Loss from operations	($16,114)	($31,839)	($60,084)
Other income (expense)	($5,994)	($48,154)	($558,300)
Net loss from continuing operations	($22,204)	($76,884)	($617,021)
Net loss from discontinuing operations, net of taxes	(6,127)	(10,341)	(1,755)
Net loss	($28,331)	($87,225)	($618,776)
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.	Refer to the “Cost of Sales and Gross Margin” section for a reconciliation of net revenue to the IFRS equivalent.
b.	Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent..

(2) Comparative information has been re-presented due to discontinued operations.

2 “Working Capital” is a Non-GAAP Measure and is not recognized, defined or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A

5  | AURORA CANNABIS INC.      Q1 2024 MD&A

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Three months ended
	June 30, 2023	June 30, 2022(6)	$ Change	% Change	March 31, 2023(6)	$ Change	% Change
Financial Results
Total net revenue (1)(2a)	$75,110	$50,116	$24,994	50%	$64,043	$11,067	17%
Medical cannabis net revenue (1)(2a)	$41,615	$36,471	$5,144	14%	$38,003	$3,612	10%
Consumer cannabis net revenue (1)(2a)	$13,220	$12,638	$582	5%	$14,491	($1,271)	(9%)
Plant propagation net revenue (1)(2a)	$19,904	$ -	$19,904	100%	$10,754	$9,150	85%
Adjusted gross margin before FV adjustments on total net revenue (2b)	44%	50%	N/A	(6%)	48%	N/A	(4%)
Adjusted gross margin before FV adjustments on core cannabis net revenue (2b)	53%	56%	N/A	(3%)	51%	N/A	2%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2b)	61%	67%	N/A	(6%)	61%	N/A	0%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2b)	27%	26%	N/A	1%	25%	N/A	2%
Adjusted gross margin before FV adjustments on plant propagation net revenue (2b)	22%	- %	N/A	22%	36%	N/A	(14%)
Adjusted SG&A expense(2d)(5)	$29,480	$34,839	($5,359)	(15%)	$27,902	$1,578	6%
Adjusted R&D expense(2d)	$1,101	$1,991	($890)	(45%)	$1,549	($448)	(29%)
Adjusted EBITDA (2c)(5)	$2,155	($8,757)	$10,912	125%	$1,254	$901	72%

Balance Sheet
Working capital (2e,f)	$227,312	$614,264	($386,952)	(63%)	$237,622	($10,310)	(4) %
Cannabis inventory and biological assets (3)	$100,846	$127,836	($26,990)	(21%)	$93,081	$7,765	8%
Total assets	$832,188	$1,084,356	($252,168)	(23%)	$926,322	($94,134)	(10) %

Operational Results - Cannabis
Average net selling price of dried cannabis excluding bulk sales (2g)	$4.81	$5.09	($0.28)	(6%)	$4.76	$0.05	1%
Kilograms sold (4)	15,682	13,130	2,552	19%	16,578	(896)	(5) %
(1)	Includes the impact of actual and expected product returns and price adjustments (Q1 2024 - $0.6 million; Q3 2023 - $0.3 million; Q4 2022 - $1.8 million).
(2)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.	Refer to the “Revenue” and “Cost of Sales and Gross Margin” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
c.	Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
d.	Refer to the “Operating Expenses” section for reconciliation to the IFRS equivalent.
e.	“Working capital” is defined as Current Assets less Current Liabilities as reported on the Company’s Consolidated Statements of Financial Position.
f.	Current liabilities includes the current portion of convertible debentures. As at March 31, 2023, the remaining balance of convertible debentures outstanding is included in current liabilities.
g.	Net selling price of dried cannabis excluding bulk sales is comprised of revenue from dried cannabis excluding bulk sales (Q1 2024 - $39.6 million; Q3 2023 - $37.2 million; Q4 2022 - $39.0 million) less excise taxes on dried cannabis revenue excluding bulk sales (Q1 2024 - $4.2 million; Q3 2023 - $4.5 million; Q4 2022 - $5.1 million).
(3)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4)	The kilograms sold, net of returns during the period.
(5)	Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)	Comparative information has been re-presented due to discontinued operations.

Key Developments During and Subsequent to the Three Months Ended June 30, 2023

Financing Activities

Convertible Debt Buy Back

During the three months ended June 30, 2023, the Company repurchased approximately $76.9 million (U.S$57.0 million) aggregate principal amount of convertible senior notes, at a 2.3% average discount to par value, for aggregate cash consideration of approximately $61.9 million (U.S$46.0 million) and the issuance of 18,691,770 Common Shares.

Subsequent to June 30, 2023, the Company repurchased approximately $6.6 million (U.S$5.0 million) aggregate principal amount of convertible senior notes at a 1.5% average discount to par value, with the issuance of 10,274,950 Common Shares.

Aurora may, from time to time and subject to market conditions, repurchase its convertible notes, including in open market purchases and privately negotiated transactions.

6  | AURORA CANNABIS INC.      Q1 2024 MD&A

Credit Facility

On August 25, 2022, through the acquisition of Bevo, the Company acquired term loans under Bevo’s credit facility (the “Credit Agreement”)

On April 11, 2023, the Credit Agreement was amended to reduce the term loan by $9.7 million to $38.1 million and increase the revolver by $4.0 million to $12.0 million.

Operating Activities

The Company continues to focus on growth opportunities that are also expected to deliver profit and positive cash flow:

•	On May 24, 2023, the Company formally made the decision to close its Aurora Nordic facility, located in Denmark due to a number of operational and regulatory challenges. The financial results of Aurora Nordic have been classified as discontinued operations. Refer to Condensed Statements of Loss section above.

•	On June 13, 2023, the Company formally made a decision to sell a European R&D facility, due to regulatory and financial uncertainty and other commercial factors.

•	On June 13, 2023, the Company formally made the decision to exit the agreement with Growery, one of the license holders entitled to participate in the Netherlands’ still-pending Controlled Cannabis Supply Chain Experiment, in order to focus on other international growth priorities. Upon completion, the Company will not have any material commercial interests in the Netherlands going forward. The financial results of Growery have been classified as discontinued operations. Refer to Condensed Statements of Loss section above.

•	On August 9, 2023, the Company formally made the decision to wind down its Reliva operations, based on recent pronouncements by the U.S. Food Drug Administration (“FDA”) regarding potential CBD regulation pathways and timelines. Aurora recognized an inventory impairment charge of $0.8 million during the current quarter and does not expect to incur any additional expenses in connection with the wind down.

Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the three months ended June 30, 2023 and the comparative periods.

($ thousands)	Three months ended
	June 30, 2023	March 31, 2023 (3)	June 30, 2022(3)
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	25,440	24,180	24,893
Total international medical cannabis net revenue	16,175	13,823	11,578
Total medical cannabis net revenue	41,615	38,003	36,471

Consumer cannabis net revenue(1)
Consumer cannabis net revenue	14,040	14,750	14,397
Consumer cannabis net revenue provisions	(820)	(259)	(1,759)
Total consumer cannabis net revenue	13,220	14,491	12,638

Wholesale bulk cannabis net revenue(1)
Core wholesale bulk cannabis net revenue	47	307	-
Non-core wholesale bulk cannabis net revenue	324	488	1,007
Wholesale bulk cannabis net revenue	371	795	1,007

Total cannabis net revenue	55,206	53,289	50,116
		-	-
Plant propagation revenue(2)	19,904	10,754	-

Total net revenue	75,110	64,043	50,116
(1)	Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Cost of Sales and Gross Margin” section of this MD&A for a reconciliation to IFRS equivalent.
(2)	Comprised of revenue from Bevo. Revenue for fiscal 2023 reflects the period from August 26, 2022 to March 31, 2023.
(3)	Comparative information has been re-presented due to discontinued operations.

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Medical Cannabis Net Revenue

During the three months ended June 30, 2023, medical cannabis net revenue was $41.6 million as compared to the three months ended March 31, 2023 of $38.0 million, and $36.5 million during the three months ended June 30, 2022, representing increases of $3.6 million and $5.1 million, respectively.

The Company’s Canadian medical cannabis net revenue was $25.4 million during the three months ended June 30, 2023 as compared to $24.2 million during the three months ended March 31, 2023, and $24.9 million during three months ended June 30, 2022. The sequential increase of $1.3 million was due primarily to increased sales to insured patient groups. The slight increase of $0.5 million as compared to the same period in the prior year is due primarily to product sales mix, as the Company continues to innovate its product portfolio. The Company continues to focus its Canadian medical cannabis business on serving the high-margin, low-elasticity insured patient groups, representing approximately 82% of the Company’s Canadian medical cannabis net revenue during the three months ended June 30, 2023 (three months ended March 31, 2023 - 82%- ; three months ended June 30, 2022 - 79%).

Aurora’s International medical cannabis net revenue was $16.2 million during the three months ended June 30, 2023, as compared to $13.8 million during the three months ended March 31, 2023. The increase of $2.4 million was mainly seen in our European markets which benefited from the introduction of new cultivars. Compared against the same period in the prior year of $11.6 million, the increase of $4.6 million was largely due to a temporary situation of limited supply on high-demand cultivars in certain EU markets in the prior period. In addition, higher volumes were sold to Australia, a key export market to the Company during the current quarter compared to the prior period.

Consumer Cannabis Net Revenue

During the three months ended June 30, 2023, consumer cannabis net revenue was $13.2 million, as compared to the prior quarter of $14.5 million, and $12.6 million in the same period of the prior year. The decrease from the prior quarter of $1.3 million was due to the Company’s halt of its popular Glitches product following direction from Health Canada. The underlying consumer business, removing the impact of Glitches, grew over the prior quarter. The increase of $0.6 million from the same period in the prior year was due primarily to the release of new and innovative extract products and from the Thrive acquisition completed during the three months ended June 30, 2022.

Wholesale Bulk Cannabis Net Revenue

During the three months ended June 30, 2023, total wholesale bulk cannabis net revenue was $0.4 million as compared to $0.8 million for the three months ended March 31, 2023 and $1.0 million during the three months ended June 30, 2022.

As the Company’s cultivation supply is now fully allocated to sales markets, the Company did not recognize any significant sales of core wholesale bulk cannabis net revenues during the three months ended June 30, 2023. In addition, while the Company continues to opportunistically sell previous excess aged and lower potency bulk cannabis into the non-core bulk cannabis segment of the wholesale bulk cannabis channel, it is expected that these sales will continue to be insignificant as the Company’s production footprint rationalization was completed and current production is aligned with sales demand.

Plant Propagation Revenue

During the three months ended June 30, 2023, the Company’s plant propagation revenue was comprised wholly from the Bevo business, contributing $19.9 million of revenue, representing an increase of $9.2 million from the prior quarter. The increase is due to the seasonality of the Bevo business which delivers higher revenue in the late winter and spring months as orders are fulfilled. Historically, approximately 65-75% of plant propagation revenue and up to 80% of EBITDA has been earned in the first half of the calendar year.

Cost of Sales and Gross Margin

	Three months ended
($ thousands)	June 30, 2023	March 31, 2023	June 30, 2022
Revenue from sale of goods	81,433	70,976	57,128
Revenue from provision of services	143	213	327
Excise taxes	(6,466)	(7,146)	(7,339)
Net revenue (1)	75,110	64,043	50,116
Cost of sales	(61,407)	(43,345)	(45,294)
Gross profit before FV adjustments (1)	13,703	20,698	4,822
Gross margin before FV adjustments (1)	18%	32%	10%
Changes in fair value of inventory sold	(17,541)	(8,747)	(22,349)
Unrealized gain on changes in fair value of biological assets	28,873	6,580	24,657
Gross profit (loss)	25,035	18,531	7,130
Gross margin	33%	29%	14%

(1)	These terms are Non-GAAP Measures and neither is a recognized, defined or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Comparative information has been re-presented due to discontinued operations.

8  | AURORA CANNABIS INC.      Q1 2024 MD&A

Gross margin before fair value adjustments was 18% during the three months ended June 30, 2023 as compared to 32% during the three months ended March 31, 2023 and 10% during the three months ended June 30, 2022. The decrease as compared to the three months ended March 31, 2023 is mainly driven by a higher mix of plant propagation revenues and cost of goods sold during the three months ended June 30, 2023, which averages lower margins than the Company’s core cannabis business. The increase as compared to the three months ended June 30, 2022 is mainly driven by lower net inventory impairments, provisions, and destruction charges on cannabis inventory as the Company’s supply is being fully allocated to sales channels with no excess production.

During the three months ended June 30, 2023, gross margin was $25.0 million as compared to a gross profit of $18.5 million during the three months ended March 31, 2023 and $7.1 million during the three months ended June 30, 2022 representing an increase of $6.5 million and $17.9 million respectively. The increase as compared to the three months ended March 31, 2023 was primarily driven by increases to unrealized gains on changes in fair value of biological assets from the allocation of domestic production to higher selling price markets in the EU and higher actual yields as compared to prior quarter estimated yields. The increase to unrealized gains on changes in fair value of biological assets was partially offset with higher fair value changes in inventory sold as biological assets are harvested into inventory. The increase as compared to the three months ended June 30, 2022 is largely due to the Company’s supply now being fully allocated to sales channels with no excess production, therefore incurring lower provisions, destruction, and net realizable value impairments to inventory.

9  | AURORA CANNABIS INC.      Q1 2024 MD&A

Adjusted Gross Margin - Q1 2024

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month periods.

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Three months ended June 30, 2023
Gross revenue	43,872	17,429	47	61,348	324	19,904	81,576
Excise taxes	(2,257)	(4,209)	-	(6,466)	-	-	(6,466)
Net revenue (1)	41,615	13,220	47	54,882	324	19,904	75,110
Non-recurring net revenue adjustments (4)	(598)	(249)	-	(847)	-	-	(847)
Adjusted net revenue	41,017	12,971	47	54,035	324	19,904	74,263
Cost of sales	(24,547)	(17,053)	(70)	(41,670)	(752)	(18,951)	(61,373)
Depreciation	2,776	1,643	7	4,426	78	870	5,374
Inventory impairment and non-recurring costs included in cost of sales (2)(5)	5,692	5,889	21	11,602	221	2,501	14,324
Adjusted gross profit (loss) before FV adjustments (1)	24,938	3,450	5	28,393	(129)	4,324	32,588
Adjusted gross margin before FV adjustments (1)	61%	27%	11%	53%	(40%)	22%	44%

Three months ended March 31, 2023(7)
Gross revenue	40,684	18,956	307	59,947	488	10,754	71,189
Excise taxes	(2,681)	(4,465)	-	(7,146)	-	-	(7,146)
Net revenue(1)	38,003	14,491	307	52,801	488	10,754	64,043
Cost of sales	(19,938)	(14,556)	(173)	(34,667)	(646)	(8,032)	(43,345)
Depreciation	2,453	1,773	21	4,247	77	877	5,201
Inventory impairment, non-recurring, out-of-period, and market development costs included in cost of sales (2)(3)(4)(6)	2,555	1,912	25	4,492	96	233	4,821
Adjusted gross profit (loss) before FV adjustments (1)	23,073	3,620	180	26,873	15	3,832	30,720
Adjusted gross margin before FV adjustments (1)	61%	25%	59%	51%	3%	36%	48%

Three months ended June 30, 2022(7)
Gross revenue	39,454	16,994	-	56,448	1,007	-	57,455
Excise taxes	(2,983)	(4,356)	-	(7,339)	-	-	(7,339)
Net revenue(1)	36,471	12,638	-	49,109	1,007	-	50,116
Non-recurring net revenue adjustments (4)	-	1,023		1,023	-	-	1,023
Adjusted net revenue	36,471	13,661		50,132	1,007	-	51,139
Cost of sales	(21,271)	(17,700)	-	(38,971)	(6,323)	-	(45,294)
Depreciation	3,489	2,506	-	5,995	816	-	6,811
Inventory impairment, out-of-period, and non-recurring adjustments included in cost of sales (2)(4)(6)	5,747	5,118	-	10,865	2,230	-	13,095
Adjusted gross profit (loss) before FV adjustments (1)	24,436	3,585	-	28,021	(2,270)	-	25,751
Adjusted gross margin before FV adjustments (1)	67%	26%	- %	56%	(225%)	- %	50%
(1)	These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(4)	Non-recurring items includes one-time excise tax refunds, one-time Reliva returns, inventory count adjustments resulting from facility shutdowns and inter-site transfers, and abnormal spikes to utilities costs on its plant propagation business.
(5)	Non recurring items includes business transformation costs in connection with the re-purposing and ramp-up of the Company’s Sky facility. Inventory provision in Q1 2024 includes a provision of $0.9 million for the potential return and destruction of Reliva CBD inventory resulting from the Company’s decision to wind down its Reliva operations.
(6)	Out-of-period adjustments include adjustments to year-end bonus accruals included in the current quarter but relating to prior quarters and adjustments to input assumptions related to fair value of biological assets.
(7)	Comparative information has been re-presented due to discontinued operations.

10  | AURORA CANNABIS INC.      Q1 2024 MD&A

Medical Cannabis Adjusted Gross Margin

Aurora’s leading medical cannabis businesses in Canada and Europe continued to perform well in Q1 2024 and delivered 77% (Q3 2023 - 75%, Q4 2022 - 95%) of adjusted margin before fair value adjustments. Excluding adjusted gross profit before fair value adjustments from the plant propagation business, the medical cannabis business delivered 88% (Q3 2023 - 86%, Q4 2022 - 95%) of adjusted margin before fair value adjustments.

Adjusted gross margin before fair value adjustments on medical cannabis net revenue remained consistent at 61% for the three months ended June 30, 2023 as compared to 61% in Q3 2023, and decreased from 67% in Q4 2022. The decrease is primarily driven by a slightly higher mix towards the international export market which averages a slightly lower adjusted gross margin before fair value adjustments than the Canadian and EU medical markets.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 27% for the three months ended June 30, 2023, compared to 25% in Q3 2023 and 26% in Q4 2022. The increases are largely due to higher efficiency in production operations relative to comparative periods.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation revenue was 22% for the three months ended June 30, 2023 as compared to 36% in Q3 2023. The decrease in adjusted gross margin before fair value adjustments on plant propagation revenue is due to the seasonality of the Bevo business, driven by sales mix, with a higher volume of lower margin sales in the current quarter.

Operating Expenses

	Three months ended
($ thousands)	June 30, 2023	March 31, 2023	June 30, 2022
General and administration	21,874	26,316	30,139
Sales and marketing	12,806	13,408	16,276
Acquisition costs	226	696	3,720
Research and development	1,101	1,656	1,991
Depreciation and amortization	2,861	4,674	11,616
Share-based compensation	2,281	3,620	3,472
Total operating expenses	41,149	50,370	67,214
(1)	Comparative information has been re-presented due to discontinued operations.

General and administration (“G&A”)

During the three months ended June 30, 2023, G&A expense decreased by $4.4 million and decreased $8.3 million as compared to the prior quarter and to the same period in the prior year, respectively. Included in the three months ended June 30, 2023 G&A expense is $4.1 million in business transformation costs1 (three months ended March 31, 2023 - $6.3 million, three months ended June 30, 2022 - $6.7 million), $0.6 million of non-recurring costs1 (three months ended March 31, 2023 - $1.8 million; three months ended June 30, 2022 - $1.1 million), $0.5 million in out-of-period costs1 (three months ended March 31, 2023 - $0.6 million, three months ended June 30, 2022 - nil), and nil in market development costs1 (three months ended March 31, 2023 - $1.0 million; three months ended June 30, 2022 - $1.3 million2). Excluding these impacts, Adjusted SG&A3 expense for the three months ended June 30, 2023, March 31, 2023 and June 30, 2022 would have been $16.7 million, $16.6 million, and $21.1 million2, respectively. The decrease of $4.4 million as compared to the three months ended June 30, 2022 is primarily due to reductions in corporate headcount and corporate overhead in connection with our previously announced business transformation plans.

1 These costs are described in the footnotes to the table in the “Adjusted EBITDA” section of this MD&A.

2 Recast to be comparable to the current period presentation

3 These terms are Non-GAAP Measures and are not recognized, defined or standardized under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

11  | AURORA CANNABIS INC.      Q1 2024 MD&A

Sales and marketing (“S&M”)

During the three months ended June 30, 2023, S&M expense decreased by $0.6 million and decreased by $3.5 million as compared to the prior quarter and to the same period in the prior year, respectively. Included during the three months ended June 30, 2023 S&M expense is nil in business transformation costs1 (three months ended March 31, 2023 - $0.9 million, three months ended June 30, 2022 - $0.1 million), nil of non-recurring costs1 (three months ended March 31, 2023 - $1.0 million, three months ended June 30, 2022 - nil) and nil in out-of-period adjustments1 (three months ended March 31, 2023 - $0.2 million, three months ended June 30, 2022 - $2.3 million). Excluding these impacts, Adjusted S&M3 expense for the three months ended June 30, 2023, March 31, 2023 and June 30, 2022 would have been $12.8 million, $11.3 million and $13.8 million, respectively. The increase of $1.5 million as compared to the prior quarter is primarily due to increased commission and shipping costs on higher revenue and sales volumes. The decrease of $1.0 million as compared to the same period of the prior year is largely due to reductions in sales and market development headcount and consultant costs, offset partially from increased commission and shipping costs on higher revenue and sales volumes.

The table below outlines Adjusted SG&A for the periods ended:

	Three months ended
($ thousands)	June 30, 2023	March 31, 2023	June 30, 2022
Sales and marketing	12,806	13,408	16,276
General and administration	21,874	26,316	30,139
Business transformation costs	(4,063)	(7,209)	(6,812)
Out-of-period adjustments	(544)	(818)	(2,349)
Non-recurring costs	(593)	(2,837)	(1,127)
Market development costs	-	(958)	(1,288)
Adjusted SG&A (1)	29,480	27,902	34,839
(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

Research and development (“R&D”)

During the three months ended June 30, 2023, R&D expenses decreased by $0.6 million and decreased by $0.9 million as compared to the prior quarter and to the same period in the prior year, respectively. The decrease from the prior quarter relates primarily to a more targeted and gated approach to product innovation. The decrease compared to the same period in prior year relates primarily to reductions in research and development headcount.

The table below outlines Adjusted R&D for the periods ended:

	Three months ended
($ thousands)	June 30, 2023	March 31, 2023	June 30, 2022
Research and development	1,101	1,656	1,991
Out-of-period adjustments	-	(63)	-
Share-based compensation	-	(44)	-
Adjusted R&D (1)	1,101	1,549	1,991
(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

Depreciation and amortization

During the three months ended June 30, 2023 depreciation and amortization expense decreased by $1.8 million and decreased by $8.8 million as compared to the prior quarter and the same period in the prior year, respectively. The decrease from the prior quarter is primarily due to asset disposals. The decrease from the same period in the prior year is due to facility disposals and asset impairment charges recognized at the end of fiscal 2022.

Share-based compensation

During the three months ended June 30, 2023, share-based compensation expense decreased by $1.3 million and $1.2 million compared to the prior quarter and the same period in the prior year, respectively. The decrease is primarily due to higher than expected forfeitures and expirations.

Other Income (Expense)

During the three months ended June 30, 2023, other income (expense) was $(6.0) million and consisted mainly of: (i) $(5.3) million in finance costs; (ii) $(3.6) million in foreign exchange gains, partially offset by $3.4 million in interest income.

12  | AURORA CANNABIS INC.      Q1 2024 MD&A

Net Loss

Net loss from continuing operations for the three months ended June 30, 2023 was $22.2 million compared to $76.9 million in the prior quarter and $617.0 million for the same period in the prior year. The decrease in net loss of $54.7 million from the prior quarter was primarily attributable to $42.2 million in other expenses caused by impairments of property, plant and equipment, intangible assets and goodwill, partially offset by an increase in gross profit of $6.5 million and a decrease of $9.2 million in operating expenses. The decrease in net loss of $594.8 million from the same period in the prior year was primarily due to a decrease in other expenses of $552.3 million, primarily consisting of (i) a decrease of $457.5 million in impairment of intangible assets and goodwill and (ii) a decrease of $78.7 million in impairment of property, plant and equipment, in addition to an increase in gross profit of $17.9 million and lower operating expenses of $26.1 million in the current period.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
Net loss from continuing operations	(22,204)	(76,884)	(617,021)
Income tax expense (recovery)	96	(3,109)	(1,363)
Other income (expense)	5,994	48,154	558,300
Share-based compensation	2,281	3,620	3,472
Depreciation and amortization	8,288	9,875	18,459
Acquisition costs	226	696	3,720
Inventory and biological assets fair value and impairment adjustments(6)	(2,436)	6,719	9,007
Business transformation related charges (1)	6,564	7,253	6,812
Out-of-period adjustments (2)	544	1,333	1,833
Non-recurring items (3)	2,802	2,425	6,736
Markets under development (4)	-	1,172	1,288
Adjusted EBITDA (5)	2,155	1,254	(8,757)
(1)	Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky, severance and retention costs in connection with the business transformation plan, costs associated with the retention of certain medical aggregators, and payroll costs exited prior to the end of Q2 2023 associated with the medical cannabis business.
(2)	Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods.
(3)	Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs, an abnormal mildew issue on certain cultivation lots, additional expenses associated with the change in fiscal year end to March 31, 2023, one-time break fees with certain vendors, and temporary abnormal utilities costs within the plant propagation business.
(4)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(5)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)	Year ended June 30, 2022 comparative was recast to include inventory impairment adjustments to be comparable to the current period presentation.

Adjusted EBITDA was $2.2 million for the three months ended June 30, 2023, as compared to Adjusted EBITDA of $1.3 million for the three months ended March 31, 2023 and Adjusted EBITDA loss of $8.8 million for the three months ended June 30, 2022, representing Adjusted EBITDA increases of $0.9 million and increases of $10.9 million, respectively. The sequential increase in Adjusted EBITDA is largely due to higher adjusted gross profits before fair value adjustments of $1.9 million. The increase in Adjusted EBITDA as compared to June 30, 2022 is primarily attributable to higher adjusted gross profits before fair value adjustments of $6.8 million, and reduction in adjusted SG&A and R&D expenses of $6.2 million.

13  | AURORA CANNABIS INC.      Q1 2024 MD&A

Liquidity and Capital Resources

($ thousands)	June 30, 2023	March 31, 2023
Cash and cash equivalents	157,855	234,942
Restricted cash	65,655	65,900

Working capital (1)	227,312	237,622
Total assets	832,188	926,322
Total non-current liabilities	152,257	166,880

Capitalization
Convertible notes	65,107	132,571
Loans and borrowings	44,550	45,734
Lease liabilities	46,727	49,217
Total debt	156,384	227,522
Total equity	507,932	517,137
Total capitalization	664,316	744,659

1Working Capital is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

During the three months ended June 30, 2023, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital, the ATM, and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses and capital expenditures to maintain existing facilities, convertible debenture repayment and lease payments. Our medium-term liquidity needs primarily relate to lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of June 30, 2023, the Company has access to the following capital resources available to fund operations and obligations:

•	$157.9 million cash and cash equivalents; and
•	access to the 2023 Shelf Prospectus. The Company currently has access to securities registered for sale under the 2023 Shelf Prospectus currently covering US$650.0 million of issuable securities. Of the U.S.$650 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$409 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result, approximately U.S.$241 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2023 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of $20.5 million relating to its self insurance policy, if necessary.

As of July 31, 2023, the Company had approximately $214.2 million of cash on hand, including $65.6 million of restricted cash and had $63.4 million outstanding in convertible debentures. The Company believes its cash on hand is sufficient to fund operations until the Company is cash flow positive. Additionally, the Company has access to approximately U.S.$241 million under the 2023 Shelf Prospectus, as described above.

Credit Facility

On April 11, 2023, the Credit Agreement was amended to reduce the amounts available to be drawn from the Term Loan by $9.7 million to $38.1 million and increase the amounts available to be drawn from the Revolver by $4.0 million to $12.0 million. Additionally, there were changes to the financial covenants. There were nominal costs incurred for the amendments.

The term loans consist of the following access to funds under the credit facility:

i.	a $38.1 million term loan (“Term Loan”), previously $47.8 million; and
ii.	a $12.0 million revolving line of credit (“Revolver”), previously $8.0 million.

On April 11, 2023, the Credit Agreement was amended to reduce the amounts available to be drawn from the Term Loan by $9.7 million to $38.1 million and increase the amounts available to be drawn of the Revolver by $4.0 million to $12.0 million. Additionally, there were changes to the financial covenants. There were nominal costs incurred for the amendments that have been recorded as a finance expense in the consolidated statements of loss and comprehensive loss.

14  | AURORA CANNABIS INC.      Q1 2024 MD&A

Term loan

As at June 30, 2023, advances under the Term Loan were made in two tranches, with interest payments based on prime rate plus a margin. Interest is due monthly and the principal balance is repayable in equal quarterly installments of 1/60th of the amount borrowed. As at June 30, 2023, the borrowing rate was 4.905%. Each tranche is scheduled to mature on January 21, 2025. Any remaining principal balance will be due at maturity. During the three months ended June 30, 2023, total interest expense of $0.6 million was recognized as finance and other costs in the condensed consolidated interim statements of loss and comprehensive loss. As at June 30, 2023, the total term loan payable is $37.1 million.

Revolver

The Revolver provides available aggregate borrowings of up to $12.0 million. Interest payments are based on prime plus a margin that ranges between 0.25% and 1.75%. As at June 30, 2023, $7.3 million was drawn from the revolver loan.

Total loans and borrowings principal repayments as at June 30, 2023 are as follows:

$
Next 12 months	9,439
Over 1 year to 2 years	2,639
Over 2 years to 5 years	6,766
Over 5 years	25,706
Total long-term debt repayments	44,550

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the periods ended June 30, 2023 and the comparative periods:

($ thousands)	Three months ended
	June 30, 2023	June 30, 2022
Cash used in operating activities	(11,237)	(26,642)
Cash provided by (used in) investing activities	(2,158)	(39,736)
Cash provided by (used in) financing activities	(61,943)	62,039
Effect of foreign exchange	(1,749)	12,252
Decrease in cash and cash equivalents	(77,087)	7,913

Cash used in operating activities for the three months ended June 30, 2023 decreased by $15.4 million, to $11.2 million as compared to the three months ended June 30, 2022. Excluding changes in non-cash working capital, cash used in operating activities during the three months ended June 30, 2023 was $14.8 million compared to $37.5 million for the three months ended June 30, 2022. The improvement of $22.6 million is largely due to the restructuring of the Company which was announced and initiated during fiscal year 2022.

Cash used in investing activities for the three months ended June 30, 2023 decreased by $37.6 million to $2.2 million as compared to the three months ended June 30, 2022. The decrease was primarily due to a reduction in capital expenditures compared to prior year comparative period, offset by monetizing property, plant and equipment no longer required as a result of the restructuring of the business and streamlining operations.

Cash used in financing activities for the three months ended June 30, 2023 decreased by $124.0 million to $61.9 million as compared to the three months ended June 30, 2022. The decrease was primarily due to i) lower proceeds received from the issuance of shares of $208.2 million and ii) reduced repayments of convertible debentures. During the three months ended June 30, 2023, the Company repaid $61.9 million of its convertible debentures whereas during the three months ended June 30, 2022, it repaid $145.7 million.

Capital Expenditures

During the three months ended June 30, 2023, capital expenditures including intangible assets was $4.3 million, partially offset by $2.4 million in proceeds from disposals.

15  | AURORA CANNABIS INC.      Q1 2024 MD&A

Contractual Obligations

As at June 30, 2023, the Company had the following undiscounted contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	62,482	62,482	-	-	-
Convertible notes and interest (1)	70,006	70,006	-	-	-
Lease liabilities (2)	97,034	8,244	21,223	14,350	53,217
Loans and borrowings, principal repayment	44,550	9,439	2,639	6,766	25,706
Contingent consideration payable (3)	12,964	2,610	10,354	-	-
Capital commitments (4)	2,202	2,202	-	-	-
Total contractual obligations	289,238	154,983	34,216	21,116	78,923
(1)	Assumes the remaining principal balance outstanding at June 30, 2023 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Payable in cash, shares, or a combination of both at Aurora’s sole discretion.
(4)	Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and a reply to plaintiffs’ opposition on March 25, 2022. Again, on a judgement dated September 23, 2022 the Court granted the second motion to dismiss the case in favour the Company. The motion was granted without prejudice. The plaintiff’s counsels re-filed a third statement of claim on November 7, 2022 and the re-stated claim was received by Aurora formally on November 8, 2022. The Company filed a third further motion to dismiss on January 6, 2023, to which the plaintiffs have filed an opposition brief and the Company subsequently filed a reply. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above.

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

A claim was commenced by a party to a former term sheet on June 15, 2020 with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Chambers appointment has been scheduled for January 2024. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

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On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. Plaintiffs were to bring a summary judgement application which is being opposed by Aurora and which application will likely not be heard until 2024. Questioning on Affidavits is scheduled to begin in the Fall of 2023. While this matter is ongoing, the Company intends to continue to defend against the claims

The Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) have been named in a purported class action proceeding commenced on November 15, 2022 in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The Statement of Claim was served upon the Company on November 22, 2022 and a Statement of Defence was filed and served. The next major step in the process is scheduling a timetable for the remaining deliverables of the process, including delivery of the plaintiff’s certification motion record. The plaintiff must either deliver their certification materials or come to an agreement with the Aurora Defendants on a timetable for doing so within one year of commencing the proposed class action. The Court has issued an order allowing the representative plaintiff to remain anonymized in all court documents, including identifying her by “V.T”. The Company disputes the allegations and intends to defend against the claims.

On May 5, 2022, Aurora Cannabis Inc. acquired all issued and outstanding shares of Terrafarma Inc. Terrafarma Inc. is now a wholly owned subsidiary of Aurora Cannabis Inc. Prior to Aurora’s acquisition of Terrafarma, a former employee of Terrafarma commenced a claim for wrongful dismissal seeking damages in the amount $1,046,400 plus additional damages relating to certain options and unpaid bonus. The Company disputes the allegations and intends to defend against the claims.

A claim was commenced by a former employee of Aurora against Aurora Cannabis Enterprises Inc. and another former employee of Aurora (the “Defendant Employee”). The plaintiffs claim that the Defendant Employee entered a lease for a property owned by the plaintiffs in January 2017 and states that Aurora was a guarantor for the Defendant Employee. The claim states that the Defendant Employee left the property and caused damage. The plaintiffs further claim outstanding rent and legal fees. There is no record of any documentation of Aurora being a party to any such relationship. The Defendant Employee has been noted in default by the plaintiff and Aurora has filed and served a Third-Party Notice against the Defendant Employee. The Company disputes the allegations and intends to defend against the claims.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at June 30, 2023 the Company has recognized total provisions of $1.0 million (June 30, 2022 - nil) in provisions on the consolidated statements of financial position and a settlement accrual for $1.0 million (June 30, 2022 - nil) in accounts payable and accrued liabilities on the consolidated statements of financial position.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $0.9 million letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

Related Party Transactions

The Company’s key management personnel consists of the Company’s executive management team and management directors who, collectively, have the authority and responsibility for planning, directing and controlling the activities of the Company and. Compensation expense for key management personnel was as follows:

($ thousands)	Three months ended
	June 30, 2023	June 30, 2022
Short-term employment benefits (1)	1,773	1,858
Long-term employment benefits	11	13
Termination benefits	-	308
Directors’ fees (2)	103	85
Share-based compensation (3)	2,300	2,600
Total management compensation (4)	4,187	4,864
(1)	Short-term employment benefits include salaries, wages, and bonuses. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)	Includes meeting fees and committee chair fees.
(3)	Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, deferred share units and performance share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (refer to Note 12 of the Consolidated Financial Statements).
(4)	As of June 30, 2023, $2.5 million is payable or accrued for key management compensation (March 31, 2023 - $1.6 million).

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The following is a summary of the significant transactions with related parties:

($ thousands)	Three months ended
	June 30, 2023	June 30, 2022
Production costs (1)	-	1,602
(1)	Production costs incurred with (i) Gelcan Corporation, a company that manufactures softgels; and (ii) Sterigenics Radiation Technologies, formerly Iotron Industries Canada Inc.. Pursuant to a manufacturing agreement, the Company was contractually committed to purchase a minimum number of softgels each calendar year. During the three months ended December 31, 2022 the Company terminated the manufacturing agreement.

The following amounts were receivable from (payable to) related parties:

($ thousands)	June 30, 2023	March 31, 2023
Production costs with investments in associates (1)	-	439
(1)	Production costs incurred with (i) Gelcan Corporation, a company that manufactures softgels; and (ii) Sterigenics Radiation Technologies, formerly Iotron Industries Canada Inc.). Pursuant to a manufacturing agreement, the Company was contractually committed to purchase a minimum number of softgels each calendar year. During the three months ended December 31, 2022 the Company terminated the manufacturing agreement.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in Aurora's critical accounting estimates during the three months ended June 30, 2023. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended March 31, 2023.

Adoption of New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. There were no changes to the Company’s current period or comparative period upon adoption.

Amendments to IAS 12: Income Taxes

The amendment clarifies how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023. There was no material impact as a result of adopting these amendments.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company early adopted these amendments with the adoption of IFRS 16, Leases and therefore there are no changes to the current and comparative periods presented in the consolidated financial statements. The Company has not had any decommissioned obligations to account for hereunder.

IFRS 17 - Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company does not currently have any contracts to be accounted for under this standard. The Company, however has a wholly owned captive insurance company where its the sole policyholder that is required to adopt this standard when reporting on a stand alone basis. The impact of the captive insurance company adopting IFRS 17 was immaterial to the Company’s consolidated financial statements.

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Amendments to IAS 16: Leases

The amendment clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in

IFRS 15: Revenue to be accounted for as a sale. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company does not have any sale-leaseback transaction

New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Covenants

The amendment that clarify how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendments are effective for annual periods beginning on or after January 1, 2024. Management is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of Common Shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities, loans and borrowings	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, loans and borrowings, and lease liabilities.	Carrying value discounted at the effective interest rate which approximates fair value

Summary of Financial Instruments

The carrying values of the financial instruments at June 30, 2023 are summarized in the following table:

($ thousands)	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	157,855	-	-	157,855
Restricted cash	65,655	-	-	65,655
Accounts receivable, excluding sales taxes and lease receivable	30,095	-	-	30,095
Derivatives	-	7,422	-	7,422
Lease receivable	10,481	-	-	10,481
Financial Liabilities
Accounts payable and accrued liabilities	62,482	-	-	62,482
Convertible debentures	65,107	-	-	65,107
Contingent consideration payable	-	12,964	-	12,964
Other current liabilities	12,635	-	-	12,635
Lease liabilities	46,727	-	-	46,727
Derivative liability	-	5,945	-	5,945
Loans and borrowings	44,550	-	-	44,550
Other long-term liabilities	50,230	-	-	50,230

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Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at June 30, 2023:

($ thousands)	Level 1	Level 2	Level 3	Total
As at June 30, 2023
Derivative assets (1)	-	7,422	-	7,422
Contingent consideration payable	-	-	12,964	12,964
Derivative liability (2)	5,945	-	-	5,945

As at March 31, 2023
Marketable securities	-	-	-	-
Derivative assets	-	7,114	135	7,249
Contingent consideration payable	-	-	12,487	12,487
Derivative liability	9,634	-	-	9,634
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the nine months ended June 30, 2023, refer to Note the Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the nine months ended June 30, 2023, refer to Note 8 and Note 11(c) in the Financial Statements.

There have been no transfers between fair value levels during the period.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2023, $20.4 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2023 - $20.9 million). As of June 30, 2023, the Company recognized a $1.6 million provision for expected credit losses (March 31, 2023 - $3.4 million).

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For the periods indicated, the Company’s aging of trade receivables were as follows:

($ thousands)	June 30, 2023	March 31, 2023

0 - 60 days	23,571	28,355
61+ days	6,265	6,661
	29,836	35,016

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at August 9, 2023 :

Securities (1)	Units Outstanding
Issued and outstanding Common Shares	376,836,255
Stock options	12,383,538
Warrants	89,124,788
Restricted share units	9,263,314
Deferred share units	1,305,189
Performance share units	7,309,626
Convertible debentures	551,670
(1)	Refer to Note 8 “Convertible Debentures”, Note 11 “Share Capital” and Note 12 “Share-Based Compensation” in the Financial Statements for a detailed description of these securities.

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Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	June 30, 2023	March 31, 2023(6)	December 31, 2022(6)	September 30, 2022(6)
Financial Results
Net revenue (2)	$75,110	$64,043	$61,679	$49,263
Adjusted gross margin before FV adjustments on total net revenue (3)	44%	48%	45%	50%
Loss from continuing operations attributable to common shareholders (4)	($20,771)	($71,661)	($61,040)	($51,463)
Loss from discontinued operations attributable to common shareholders	($6,127)	($10,341)	($4,352)	($141)
Loss attributable to common shareholders	($26,898)	($82,002)	($65,392)	($51,604)
Basic and diluted loss per share from continuing operations	($0.06)	($0.21)	($0.20)	($0.17)
Basic and diluted loss per share	($0.08)	($0.24)	($0.20)	($0.17)

Balance Sheet
Working capital	$227,312	$237,622	$409,729	$514,193
Cannabis inventory and biological assets (4)	$100,846	$93,081	$93,675	$121,776
Total assets	$832,188	$926,322	$1,023,835	$1,169,927

Operational Results - Cannabis
Average net selling price of dried cannabis (3)	$4.81	$4.76	$4.79	$5.32
Kilograms sold	15,682	16,578	15,269	12,165

	June 30, 2022(6)	March 31, 2022(6)	December 31, 2021(6)	September 30, 2021(6)
Financial Results
Net revenue (2)	$50,116	$50,434	$60,586	$60,108
Adjusted gross margin before FV adjustments on total net revenue (3)	47%	54%	53%	54%
Loss from continuing operations attributable to common shareholders (4)	($617,032)	($1,011,565)	($74,213)	($4,771)
Loss from discontinued operations attributable to common shareholders	($1,755)	($612)	($563)	($7,113)
Loss attributable to common shareholders	($618,787)	($1,012,177)	($74,776)	($11,884)
Basic and diluted loss per share from continuing operations	($2.48)	($4.72)	($0.38)	($0.06)
Basic and diluted loss per share	($2.48)	($4.72)	($0.38)	($0.06)

Balance Sheet
Working capital	$614,264	$577,566	$481,574	$532,612
Cannabis inventory and biological assets (5)	$127,836	$118,729	$139,625	$139,103
Total assets	$1,084,356	$1,570,252	$2,485,384	$2,560,316

Operational Results - Cannabis
Average net selling price of dried cannabis (2)(3)	$5.09	$5.41	$4.52	$4.67
Kilograms sold	13,130	9,722	13,043	12,484
(1)	Certain previously reported amounts have been restated to exclude the results related to discontinued operations and recast for the biological assets and inventory non-material prior period error. For further details on the recast for biological asset and inventory, refer to the “Change in Accounting Policies and Estimates” section of the Company’s audited consolidated financial statements as at and for the year ended June 30, 2022 and the accompanying notes thereto.
(2)	Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)	Adjusted gross margin before FV adjustments” is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

(4)	Loss from continuing operations attributable to common shareholders includes asset impairment and restructuring charges. Refer to “Adjusted EBITDA” section.
(5)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(6)	Comparative information has been re-presented due to discontinued operations.

Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

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These risks include, but are not limited to the following:

•	We have a limited operating history and there is no assurance that we will be able to achieve or maintain profitability.
•	Our business is reliant on the good standing of our licenses.
•	Our Canadian licenses are reliant on our established sites.
•	We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.
•	Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
•	Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.
•	We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
•	Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
•	We may not be able to realize our growth targets or successfully manage our growth.
•	The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
•	Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
•	Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.
•	We may be subject to credit risk.
•	We may not be able to successfully develop new products or find a market for their sale.
•	As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
•	Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
•	The cannabis business may be subject to unfavorable publicity or consumer perception.
•	Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.
•	There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.
•	We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe
•	complement our business, financial condition and results of operation and there are risks associated with such activities.
•	Our success will depend on attracting and retaining key personnel.
•	Dependence on Senior Management.
•	Certain of our directors and officers may have conflicts of interests due to other business relationships.
•	Future execution efforts may not be successful.
•	We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
•	Our business may be affected by political and economic instability, and a period of sustained inflation across the markets in which we operate could result in higher operating costs.
•	We rely on international advisors and consultants in foreign jurisdictions.
•	Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
•	We may be subject to uninsured or uninsurable risks.
•	We may be subject to product liability claims.
•	Our cannabis products may be subject to recalls for a variety of reasons.
•	We are and may become party to litigation, mediation, and/or arbitration from time to time.
•	The transportation of our products is subject to security risks and disruptions.
•	Our business is subject to the risks inherent in agricultural operations.
•	We have in the past, and may in the future, record significant impairments or write-downs of our assets.
•	Our operations are subject to various environmental and employee health and safety regulations.
•	Climate change may have an adverse effect on demand for our products or on our operations.
•	We may not be able to protect our intellectual property.
•	We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
•	We may be subject to risks related to our information technology systems, including cyber-attacks.
•	We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
•	As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.
•	The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.
•	It is not anticipated that any dividend will be paid to holders of our Common Shares for the foreseeable future.
•	Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.
•	Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
•	The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.
•	There is no assurance we will meet or continue to meet, as applicable, the listing standards of NASDAQ and the TSX.
•	The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention.
•	Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.
•	We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.

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•
•	We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.
•	Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.
•	Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
•	The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.
•	Our business has and may continue to be subject to disruptions as a result of the COVID-19 pandemic.
•	Reliva’s operations in the U.S. may be impacted by regulatory action and approvals from the Food and Drug Administration.
•	The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.
•	We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.
•	The Canadian excise duty framework affects profitability.
•	We may hedge or enter into forward sales, which involves inherent risks
•	The Company may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

PFIC Risk

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the current profile of the Company’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Company believes that it may have been a PFIC for the 2022 taxable year. While it has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Company will not be a PFIC for the current or future taxable years. If the Company is characterized as a PFIC, the Company’s shareholders who are U.S. holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Common Shares as ordinary income, rather than as capital gain. A U.S. holder may be able to make a "qualified electing fund" election (a “QEF Election”) or, alternatively, a "mark-to-market" election that could mitigate the adverse U.S. federal income tax consequences that would otherwise apply to such U.S. holder. Upon request of a U.S. holder, the Company intends to provide the information necessary for a U.S. Holder to make applicable QEF Elections

Internal Controls over Financial Reporting

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted by it under securities laws is recorded, processed, summarized and reported accurately and in the time periods specified under such securities laws, and include controls and procedures designed to ensure such information is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. As at June 30, 2023, the CEO and CFO have concluded that the Company’s DC&P were not effective as at that date as a result of the material weakness identified as at March 31, 2023.

Changes in Internal Controls over Financial Reporting (“ICFR”)

In compliance with reporting obligations, management is in the process of assessing the effectiveness of ICFR pertaining to the Bevo AgTech Inc. business unit acquired on August 25, 2022, to be concluded upon as part of the ICFR assessment for the fiscal period ending March 31, 2024. Management, with oversight from the Audit Committee, also continues to implement remediation measures related to the material weakness as at March 31, 2023, with a focus on reducing the reliance on manual review procedures over data and information in key business processes, providing training to control owners, and enhancement to business processes and controls as the Company continues to mature its processes.

Aside from these initiatives, no changes were made during the first quarter to the Company’s ICFR that have materially affected, or is likely to materially affect, the Company’s ICFR. Management will continue to report changes to ICFR as well as progress with remediating the material weakness identified as at March 31, 2023.

Management’s Assessment on Internal Control over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management is responsible for establishing and maintaining adequate ICFR. The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of our CEO and our CFO, management has ICFR based on the framework set forth in Internal Control - Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management has concluded that a material weakness in the company’s ICFR continues to exist as identified and described in the Company’s annual reporting for the period ending March 31, 2023.

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Management Review Controls: The Company did not consistently execute and document sufficiently precise management review controls, impacting impairment of goodwill, intangible assets and property, plant & equipment, lease accounting, business combinations and purchase price allocation, inventory provisioning, and financial statement close processes.

No material errors were identified in the consolidated annual financial statements as a result of the material weakness. This material weakness creates a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•	the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•	plans for the repurchase of convertible notes prior to maturity;
•	expectations regarding production capacity, costs and yields;
•	statements made under the heading “Our Strategy”;
•	statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contingencies”;
•	the Company’s strategy and path to deliver profitability and positive free cash flow;
•	the acquisition of Bevo and associated impact on revenue the creation of long-term value;
•	expectations for the plant propagation segment, including contributions from the Sky and Sun facilities;
•	future strategic opportunities;
•	growth opportunities including the expansion into additional international markets;
•	expectations related to the increased legalization of medical and consumer markets, including the United States;
•	the repositioning and improvements in the Company’s consumer business, and associated impact on future profitability and access to new global consumer markets as they open;
•	competitive advantages and strengths in Canadian and international medical cannabis, scientific leadership, multi-jurisdictional regulatory expertise , compliance, testing, cultivar breeding and product quality;
•	product portfolio and innovation, and associated revenue growth and impact on future long-term success;
•	expectations regarding biosynthetic production and associated intellectual property;
•	critical success factors in the cannabis industry, including profitable growth, positive cash flow, smart capital allocation and balance sheet health; and
•	the availability of funds under the Company’s 2023 Shelf Prospectus.

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, COVID-19, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

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Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
o	Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
o	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
o	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
o	Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•	Average net selling price of dried cannabis excluding bulk sales, is calculated by taking net revenue from dried cannabis, less net revenue from wholesale bulk cannabis sold in the period, which is then divided by total grams and gram equivalent of cannabis sold in the period. Management believes the average net selling price per gram or gram equivalent measure provides more specific information about the pricing trends over time
•	Gross profit and margin before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from plant propagation ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•	Adjusted gross profit and margin before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from plant propagation ancillary support functions; and removing (iii) depreciation in cost of sales; (iv) cannabis inventory impairment; and (v) business transformation, non-recurring, and out-of-period adjustments. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
o	Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
o	Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
o	Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
o	Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•	Adjusted EBITDA is calculated as net income (loss) from continuing operations excluding income tax expense (recovery), other income (expenses), share-based compensation, depreciation and amortization, acquisition costs, changes in fair value of inventory sold, inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation, out-of-period adjustments, non-recurring items and costs related to business operations focused on developing international markets prior to commercialization. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results.
•	Management believes that working capital is an important liquidity measure and is defined as current assets less current liabilities as stated on the Company’s Consolidated Statements of Financial Position.
•	Adjusted SG&A is defined as SG&A, less business transformation, non-recurring, market development, and out-of-period costs. Management believes this measure provides useful information to assess the recurring costs of our operations.
•	Adjusted R&D is defined as R&D, less business transformation, non-recurring and out-of-period costs. Management believes this measure provides useful information to assess the recurring costs of our operations.

Non-GAAP Measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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